Exhibit 6

IN THE grand court of the cayman islands

financial services division

cause no fsd                         of 2016 (   )

IN THE MATTER OF the companies law (2013 revision)

AND IN THE MATTER OF LDK SOLAR CO., LTD.

WINDING UP petition

TO THE GRAND COURT

The humble Petition of Orchard Makira Master Ltd of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands ("Orchard Makira"), Orchard Centar Master Limited of Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands ("Orchard Centar"), BFAM Asian Opportunities Master Fund, LP of c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Cayman Islands ("BFAM"), and D. E. Shaw Galvanic International, Inc. of Craigmuir Chambers, Road Town, Tortola, British Virgin Islands ("D. E. Shaw Galvanic") (together, the "Petitioners") shows that:

Preamble

1.	The Petitioners present this petition for the winding up of LDK Solar Co., Ltd (the "Company"), and the appointment of joint official liquidators to the Company.

2.	The Petitioners seek the winding up of the Company pursuant to Section 92(d) of the Companies Law (2013 Revision) (the "Companies Law") on the grounds that the Company is unable to pay its debts.

3.	Terms used herein which are not otherwise defined have the meaning given in the 2018 Indenture (as defined below).

Summary

4.	The Company is the issuer of 5.535% convertible senior notes due 2018 ("2018 Notes"), which were issued on 17 December 2014 in the form of a global security, deposited with and registered in the name of a Common Depositary for the Clearing Systems, pursuant to a New York law governed indenture dated 10 December 2014 (“2018 Indenture”).

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5.	The Petitioners are contingent creditors of the Company by virtue of holding the ultimate beneficial interest in US$146,522,244 of the 2018 Notes, and having a contingent right to delivery of physical securities in exchange for their interests in the global security.

6.	The Petitioners are also holders of inter alia American Depository Shares ("ADSs") issued by the Company, which represent in aggregate 5,856,717 ordinary shares of the Company, as follows:

(a)	Orchard Makira, which holds 405,104 ADSs;

(b)	Orchard Centar, which holds 3,016,912 ADSs;

(c)	BFAM which holds 454,857 ADSs; and

(d)	D. E. Shaw Galvanic which holds 1,979,844 ADSs.

7.	As a result of the occurrence of certain Events of Default under the 2018 Indenture, the principal, and accrued and unpaid interest, on the 2018 Notes became immediately due and payable by the Company on 17 November 2015 or, in the alternative, became immediately due and payable on 1 January 2016, in either case without any declaration or other act on the part of the Trustee or any Holder.

8.	As at 29 January 2016, the aggregate principal amount outstanding under the 2018 Notes was US$277,850,376 and, as at the date of this petition, none of the Petitioners is aware of any payments having been made by the Company in reduction of this amount. The current principal amount outstanding comprises:

(a)	the initial issue of US$264,458,500 in aggregate principal amount of the 2018 Notes by the Company on 17 December 2014;

(b)	a further issue of US$2,723,800 in principal amount of 2018 Notes by the Company on 5 May 2015;

(c)	additional principal in the amount of US$7,251,841 added to the principal amount outstanding under 2018 Notes on account of payment in kind of the interest instalment on the 2018 Notes due on 17 June 2015 (after conversions into ADSs totalling $31,000);

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(d)	additional principal in the amount of US$7,446,635 added to the principal amount outstanding under the 2018 Notes on account of payment in kind of the interest instalment on the 2018 Notes due on 17 December 2015 (after conversions into ADSs totalling US$7,446,635);

(e)	decreases in the aggregate principal outstanding under the 2018 Notes on account of the Company honouring notices to convert principal outstanding into ADSs (during the period 1 January 2015 to 30 June 2015, total conversions, excluding conversions in respect of the June 2015 interest instalment, amounted to approximately US$4.03 million).

9.	As at the date of this petition, the Petitioners, as beneficial holders of the 2018 Notes, are collectively entitled to US$146,522,244 of principal outstanding under the 2018 Notes ("Debt"), representing 52.73% of the aggregate principal outstanding under the 2018 Notes.

10.	The Debt has not been paid. It is apparent that the Company is unable to pay its debts and it should therefore be wound up. As contingent creditors of the Company, the Petitioners now seek the appointment of liquidators to the Company.

11.	The structure of this Petition is as follows:

(a)	Part A: The Company, the 2014 Restructuring and the Petitioners as contingent creditors;

(b)	Part B: Events of Default under the 2018 Notes; and

(c)	Part C: Insolvency of the Company, financial position of the Group (as defined in paragraph 15 below), and order sought for the winding up of the Company.

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Part A: The Company, the 2014 Restructuring, and the Petitioners as contingent creditors

The Company

12.	The Company is an exempted limited company incorporated under the laws of the Cayman Islands on 1 May 2006, and assigned company number 166736. The registered office of the Company is situated at c/o Offshore Incorporations (Cayman) Limited, PO Box, 2804, 4th Floor Willow House, Cricket Square, Grand Cayman KY1-1112, Cayman Islands. The objects for which the Company was established are unrestricted.

13.	Pursuant to the Company’s memorandum and articles of association, as amended on 22 January 2015 (the "Articles"), the Company's authorised share capital is US$500,000,000 divided into 4,999,580,000 ordinary shares with a par value of US$0.10 each, and 420,000 shares of such class or designation as the board of directors of the Company ("Board") may determine in accordance with Article 12 of the Articles. The amount of the Company's paid up share capital as at 30 June 2015 was US$31.177 million (representing 311.77 million issued ordinary shares with par value of US$0.10).

14.	The ADSs issued by the Company are listed on OTC Markets, having ticker number LDKYQ. As at 15 January 2016, trading of the Company’s shares closed at US$0.05. In the past 12 months, the Company’s ADSs have traded between a low of US$0.01 and a high of US$0.26.

15.	The Company is the holding company of a group of companies incorporated in the Cayman Islands, the People's Republic of China ("PRC"), Hong Kong, Europe, the United States and Japan (collectively known as the "Group"). The Company's business is to hold shares in its subsidiaries and raise funding for the business and operations of the Group.

16.	The Group is principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects in the PRC, and certain overseas markets. The Group produces polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions at principal manufacturing facilities in the PRC cities of Xinyu and Nanchang, in Jiangxi province, and in Suzhou, Jiangsu province.

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The 2014 Restructuring

17.	On 27 February 2014, the Company was placed into provisional liquidation and Eleanor Fisher and Tammy Fu of Zolfo Cooper were appointed as its provisional liquidators. While in provisional liquidation, the Company and the offshore entities within the Group underwent a financial restructuring (the "Restructuring"), in respect of which this Honourable Court inter alia sanctioned two Cayman Islands law governed schemes of arrangement on 7 November 2014 (FSD No 97 of 2014) (together the "Cayman Schemes") with respect to the Company and one of its offshore subsidiaries, LDK Silicon & Chemical Technology Co., Ltd ("LDK Silicon").

18.	In addition to the Cayman Schemes, the Restructuring involved:

(a)	schemes of arrangement in Hong Kong (the "Hong Kong Schemes") with respect to the Company, LDK Silicon and LDK Silicon Holding Co., Limited ("LDK Silicon Hong Kong") such Hong Kong Schemes being effected in parallel with the Cayman Schemes;

(b)	a reorganization of three of the Group’s U.S. subsidiaries (LDK Solar USA, Inc.; LDK Solar Tech USA, Inc.; and LDK Solar Systems, Inc.) under Chapter 11 of the U.S. Bankruptcy Code (the "Chapter 11 Reorganization"); and

(c)	recognition proceedings under Chapter 15 of the U.S. Bankruptcy Code in respect of the Cayman Scheme concerning the Company (the "Chapter 15 Recognition").

19.	The Cayman Schemes, Hong Kong Schemes and Chapter 11 Reorganization all became effective on 10 December 2014. On 18 February 2015, the Chapter 11 Reorganisation and Chapter 15 Recognition proceedings were closed by decree of the U.S. Bankruptcy Court, and on 21 April 2015, the provisional liquidation in the Cayman Islands came to an end.

20.	A key component of the Restructuring was the restructuring of existing notes issued by the Company and due in 2014 (the "2014 Notes"). Under the terms of the Cayman Schemes and Hong Kong Schemes (together, the "Schemes"), the Company agreed, in exchange for the release of its obligations under the 2014 Notes by the existing noteholders ("2014 Holders"), to issue to the 2014 Holders, amongst other consideration, the 2018 Notes.

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21.	Each of the Petitioners, as a person with a beneficial interest as principal in the 2014 Notes held in global form and with a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the 2014 Notes, was recognised as a “Scheme Creditor” for the purpose of the Schemes. Each of the Petitioners was recognised by the Company as having an entitlement to vote at the relevant scheme meetings.

The 2018 Indenture

22.	Pursuant to the terms of the Schemes, on 10 December 2014 the Company entered into inter alia the 2018 Indenture to provide for the issuance of the 2018 Notes. The Trustee under the Indenture is The Bank of New York Mellon, London Branch (the "Trustee").

23.	Pursuant to the terms of the 2018 Indenture:

(a)	Securities (as defined in the 2018 Indenture, and defined in this Petition as the “2018 Notes”) were to be issued initially in the form of one or more global Securities and deposited with The Bank of New York Mellon, London branch ("Common Depository") (section 2.01 of the 2018 Indenture);

(b)	the Company was authorised to issue the 2018 Notes, with Securities offered and sold in reliance on Rule 144A of the United States Securities Act requiring an additional legend (section 2.01 of the 2018 Indenture);

(c)	the aggregate principal amount of the 2018 Notes may from time to time be increased or decreased to accommodate any PIK amount required (section 2.01 of the 2018 Indenture);

(d)	each 2018 Note was required to be registered in the name of the Common Depository or its nominee (the “Registered Holder”) and deposited with the Common Depository as common depository for the Clearing Systems (section 2.15 of the 2018 Indenture);

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(e)	if an Event of Default has occurred and is continuing with respect to the 2018 Notes and The Bank of New York Mellon (Luxembourg) S.A. (the "Registrar") has received a written request from the Common Depositary to issue permanent certificated Notes in registered form ("Physical Securities"), Physical Securities shall be transferred to all beneficial owners, as identified by the Common Depositary, in exchange for their beneficial interests in the 2018 Notes (section 2.15(c)(ii) of the Indenture);

(f)	if the Common Depositary notifies the Company that the Common Depositary is unwilling or unable to continue as depositary for any Global Security and a successor Common Depositary is not appointed by the Company within 90 days of such notice or cessation, then Physical Securities shall be transferred to all beneficial owners, as identified by the Common Depositary, in exchange for their beneficial interests in the 2018 Notes (section 2.15(c)(i) of the Indenture);

(g)	the Company is required to pay the principal of, and (unless the Company has elected to PIK the interest payment) interest on, the 2018 Notes on the dates and in the manner provided in the 2018 Notes and the 2018 Indenture by payment not later than one Business Day prior to the Interest Payment Date or due date for repayment of principal (each, a "Payment Date") (as applicable) to the account of the Paying Agent, which is then required to make payments to the Registered Holders (sections 2.13 and 4.05 of the 2018 Indenture);

(h)	the Company shall have the right to elect not to pay cash for such interest on the Notes by giving a written notice (the "PIK Notice") to the Trustee, the Conversion Agent and the Paying Agent no later than 15 Business Days prior to the relevant interest payment date, provided that the Company shall not PIK with respect to any interest instalment due on the Maturity Date (section 2.13 of the 2018 Indenture); and

(i)	the Events of Default under section 5.01 of the 2018 Indenture include that inter alia:

(a)	the Company fails to pay an interest instalment or any other amount on any Security when due, if such failure continues for 30 days after the date when due, subject to the Company's right to elect to issue a PIK Notice at least 15 business days before the relevant Payment Date (section 2.13 and 5.01(b) of the 2018 Indenture);

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(b)	the Company fails to pay principal of, or premium, if any, on any Security when the same becomes due and payable whether on or before the Maturity Date;

(c)	the Company or any of its Subsidiaries default in any payment in relation to any obligations under the 2016 Indenture (defined below) and such default constitutes an "Event of Default" (however described) under that document (section 5.01(f)(iii) of the 2018 Indenture);

(d)	a voluntary or involuntary case or other proceeding is commenced under any applicable Bankruptcy Law, insolvency law or similar law now or hereafter in effect, seeking the appointment of any Custodian to, or to the property of, the Company or any Significant Subsidiary, unless permitted or contemplated under the Schemes; provided, however, that such case or proceeding shall not have been withdrawn or dismissed within 45 days (section 5.01(h) of the 2018 Indenture);

(e)	unless permitted or otherwise contemplated under the Schemes, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1)	is for relief against the Company or any of the Significant Subsidiaries or any group of Subsidiaries that in aggregate would constitute a Significant Subsidiary in an involuntary case or proceeding, or adjudicates the Company or any of the Significant Subsidiaries insolvent or bankrupt (section 5.01(j)(i) of the 2018 Indenture);

(2)	appoints a Custodian of the Company or any of the Significant Subsidiaries for all or substantially all of the property of the Company or any such Significant Subsidiary (section 5.01(j)(ii) of the 2018 Indenture); or

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(3)	orders the winding up or liquidation of the company or any of the Significant Subsidiaries (section 5.01(j)(iii) of the 2018 Indenture).

(j)	"Significant Subsidiary with respect to any Person means any subsidiary of such Person that constitutes a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect [on the date of the 2018 Indenture], and includes a group of such subsidiaries that in the aggregate would constitute a Significant Subsidiary" (Section 1.01 of the 2018 Indenture);

(k)	if an Event of Default (excluding an Event of Default specified in section 5.01(h), (i) or (j) of the 2018 Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Registered Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company and the Trustee, may declare the Notes to be immediately due and payable in full. Upon such declaration, the principal of, and any premium and any accrued and unpaid interest on the Notes shall be due and payable immediately (section 5.2 of the Indenture).

(l)	if an Event of Default specified in section 5.01(h), (i) or (j) of the 2018 Indenture, occurs, the principal of, and any premium and accrued and unpaid interest on the 2018 Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Registered Holder (section 5.2 of the 2018 Indenture);

(m)	the Registered Holder of any 2018 Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Registered Holder is entitled to take under the 2018 Indenture or the 2018 Notes (section 2.15(f) of the 2018 Indenture);

(n)	the right of the Registered Holder to inter alia receive payment or to bring suit for enforcement of payment after the respective due dates in the 2018 Indenture shall not be impaired without the consent of the Registered Holder (section 5.07 of the 2018 Indenture);

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(o)	the 2018 Indenture is governed by the laws of the State of New York (section 11.09 of the 2018 Indenture); and

(p)	the parties to the Indenture submit to the non-exclusive jurisdiction of the New York Courts (section 11.10 of the 2018 Indenture).

The 2018 Notes

24.	Pursuant to the terms of each of the 2018 Notes:

(a)	in accordance with the 2018 Indenture, the Company promised to:

(a)	redeem the outstanding principal amount of the 2018 Notes on 31 December 2018; and

(b)	pay interest on the outstanding principal amount of the 2018 Notes bi-annually in arrears on 17 June and 17 December (each an "Interest Payment Date"), commencing 17 June 2015, to the holders of record of the Notes as of 2 June and 2 December prior to each Interest Payment Date, at the rate of 5.535% per annum, subject to the Company's right to issue a PIK Notice;

(c)	pay default interest on any overdue instalment of principal or interest at the rate of 2% p.a.;

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(b)	interest was to accrue on the basis of a 360 day year consisting of twelve 30-day months provided that the Company may choose to PIK any interest instalment payment;

(c)	if an Event of Default (excluding an Event of Default specified in section 5.01(h), (i) or (j) of the Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Registered Holders of at least 25% in aggregate principal amount of the 2018 Notes then outstanding by written notice to the Company and the Trustee, may declare the 2018 Notes to be immediately due and payable in full. Upon such declaration, the principal of, and any premium and any accrued and unpaid interest on the 2018 Notes shall be due and payable immediately (section 5.2 of the Indenture);

(d)	if an Event of Default specified in section 5.01(h), (i), or (j) of the Indenture occurs, the principal of, and any premium and accrued and unpaid interest on, all of the 2018 Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Registered Holder; and

(e)	each of the 2018 Notes is governed by the laws of the State of New York.

2016 Indenture

25.	In addition to the 2018 Indenture, on 10 December 2014 the Company also entered into an Indenture (the "2016 Indenture"), to provide for the issuance of 5.535% Convertible Senior Notes Due 2016 pursuant to which the aggregate principal amount of the Global Security or Securities shall not initially exceed the Preferred Obligations to the extent elected or assumed to have elected by the Initial Holders to exchange for Securities (as those terms are defined in the 2016 Indenture) as securities to be provided to creditors under the Schemes.

26.	The Trustee under the 2018 Indenture is also the Trustee under the 2016 Indenture.

27.	The terms of the 2016 Indenture are substantially similar to those of the 2018 Indenture save that, inter alia:

(a)	the aggregate principal amount of the Global Security or Securities shall not initially exceed the Preferred Obligations to the extent elected or assumed to have elected by the Initial Holders to exchange for Securities (as those terms are defined in the 2016 Indenture);

(b)	the Event of Default in section 5.01(f)(iii) is a combination of the Events of Default in section 5.01(i) and section 5.01(ii);

(c)	section 5.01(h) relates to a voluntary or involuntary case against the Subsidiary Guarantor (LDK Silicon) as well as the Company or any Significant Subsidiary as in the 2018 Indenture;

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(d)	section 5.01(j) relates an order or decree under a Bankruptcy Law in respect of the Subsidiary Guarantor (LDK Silicon), as well as the Company or any Significant Subsidiary as in the 2018 Indenture;

(e)	a default under section 5.01(f) of the 2016 Indenture results in automatic acceleration under the 2016 Indenture.

28.	The terms of the notes issued under the 2016 Indenture (the "2016 Notes") are materially the same as the 2018 Notes. Payment of the 2016 Notes is guaranteed by LDK Silicon & Chemical Technology Co., Ltd (as Subsidiary Guarantor) and Mr. Peng Xiaofeng.

The Petitioners

29.	Orchard Makira is a limited liability company incorporated in the British Virgin Islands with its registered office at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands. Orchard Makira is an investment fund.

30.	Orchard Centar is a limited liability company incorporated in the British Virgin Islands with its registered office at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands. Orchard Centar is an investment fund.

31.	BFAM is a limited partnership incorporated in the Cayman Islands with its registered office at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Cayman Islands. BFAM is an investment fund.

32.	D. E. Shaw Galvanic is a limited liability company incorporated in the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. D. E. Shaw Galvanic is an investment fund.

Status of the Petitioners

33.	In accordance with standard practice in connection with cleared bond structures:

(a)	the 2018 Notes were issued to, and are held by, the Registered Holder as nominee for the Common Depository;

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(b)	participants ("Participants") that hold accounts with Euroclear Bank S.A. / N.V (“Euroclear”) and/or Clearstream Banking S.A. (“Clearstream”) may buy and sell beneficial or economic interests in the 2018 Note(s) in dematerialised form through their Euroclear and/or Clearstream accounts; and

(c)	a third party investor (“Beneficial Holder”) who is not a Participant may buy and sell dematerialised interests in the 2018 Notes through a Participant who holds the 2018 Notes on its behalf (“Account Holder”)..

34.	The Petitioners are Beneficial Holders and hold the following interests in the 2018 Notes through their respective Account Holders:

	Aggregate principal amount of 2018 Notes held (US$) as at the date of this petition	Holding as a percentage of aggregate principal outstanding amount of 2018 Notes	Account Holder (Participant)
Orchard Makira Master Ltd	11,046,337	3.98%	Credit Suisse Securities (Europe) Limited
Orchard Centar Master Limited	64,793,767	23.32%	Credit Suisse Securities (Europe) Limited
BFAM Asian Opportunities Master Fund, LP	36,037,843	12.97%	UBS, London
D. E. Shaw Galvanic International, Inc.	34,644,297	12.47%	Barclays Capital Securities Ltd
Aggregate Total	US$146,522,244	52.73%

Physical Notes

35.	As an Event of Default has occurred and is continuing (as described further below), upon written request from the Common Depositary to the Registrar, Physical Notes shall be transferred to all Beneficial Holders as stipulated under section 2.15(c) of the Indenture. The Company has advised, in the Form F-3 Registration Statement filed with the SEC on 5 November 2015 (“Prospectus”) that upon receipt of “a written request from a holder of 2018 notes, [the Company] will issue individual definitive 2018 notes in registered form in exchange for the global security. Upon receipt of such notice from the common depositary or the 2018 indenture trustee, as the case may be, [the Company] will use its best efforts to make arrangements with the common depositary for the exchange of the book-entry interests in the global security for individual definitive 2018 notes and cause the requested individual definitive 2018 notes to be executed and delivered to the registrar in sufficient quantities and authenticated by the 2018 indenture trustee for delivery to holders of the 2018 notes.”

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36.	The Petitioners, having a right to individual, definitive Physical Securities, are therefore contingent creditors of the Company, the contingency being the issue and delivery of the Physical Securities.

Part B: Events of Default under the 2018 Notes

Bankruptcy proceedings commenced against Significant Subsidiaries

37.	On 18 November 2015, the Company announced (the "Announcement") that on 17 November 2015 the Intermediate People’s Court in Xinyu City of Jiangxi Province (“PRC Court”) had accepted applications by Xinyu City Chengdong Construction and Investment Corporation and China National Grid (Jingxi Province) Corporation Ganxi Power Branch pursuant to the Enterprise Bankruptcy Law of the People’s Republic of China (“PRC EBL”) for enforcement of payments due in the amounts of RMB 281,581,675 (US$45,053,068) and RMB 53,473,487 (US$8,555,758) respectively relating to borrowing and project fees due and payable (in the total sum of US$53,608,826), against each of the following entities:

(a)	Jiangxi LDK Solar Hi-Tech Co., Ltd ("Jiangxi LDK Solar");

(b)	LDK Solar Hi-Tech (Xinyu) Co., Ltd ("LDK Xinyu");

(c)	Jiangxi LDK PV Silicon Technology Co., Ltd ("Jiangxi LDK Silicon"); and

(d)	Jiangxi LDK Solar Polysilicon Co., Ltd ("Jiangxi LDK Polysilicon")

(the "PRC Subsidiaries" ).

38.	In the Announcement, the Company stated that the PRC Court had declared the commencement of the bankruptcy restructuring of the PRC Subsidiaries (“Bankruptcy Cases”), and had designated a specially organized “Restructuring Group” within the Xinyu Hi-Tech Industrial Park Management Committee (the “Restructuring Group”) as the administrator as called for under the PRC EBL, with Mr. Shaorong Xu, Director of the Management Committee, as the responsible person in charge of the administrator and Jiangxi Yaojian Law Firm responsible for specific matters in the bankruptcy restructuring.

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39.	As a matter of PRC law:

(a)	the PRC EBL is the bankruptcy law applicable in the PRC for the relief of debtors;

(b)	while there is no official English language translation of the PRC EBL, "administrator" is a commonly used and accurate term in English for the court appointed official described in Chapter 3 of the PRC EBL;

(c)	the PRC Court is a “court of competent jurisdiction” to declare the commencement of a bankruptcy restructuring and appoint an administrator under the PRC EBL with respect to the PRC Subsidiaries;

(d)	the PRC Court has announced that it has made orders under the PRC EBL;

(e)	the orders of the PRC Court for the commencement of the Bankruptcy cases can be described as being "for relief" against the PRC Subsidiaries; and

(f)	the Restructuring Group was appointed to act as the administrator as is required under the PRC EBL;

(g)	the Restructuring Group, in its capacity as administrator of the PRC Subsidiaries, would have broad powers of supervision and management of the PRC Subsidiaries;

(h)	if the PRC Court approves any PRC Subsidiary to manage its property and daily operations during the bankruptcy restructuring, such PRC Subsidiary would do so under the supervision of the Restructuring Group as administrator.

40.	Based on the Company’s disclosures to the Petitioners during the course of the Restructuring and by way of its filings with the Securities and Exchange Commission (“SEC”) (as set out below), it is apparent that one or more of the PRC Subsidiaries is, and/or the PRC Subsidiaries are a group of subsidiaries that in the aggregate constitute, a “Significant Subsidiary” of the Company, as defined in the 2018 Indenture.

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41.	On 16 September 2014, the Company issued an Explanatory Statement in connection with the Schemes (“Explanatory Statement”). The Explanatory Statement disclosed that the Group’s principal manufacturing facilities are its onshore operations located in Xinyu City and Nanchang City of Jiangxi Province, and Suzhou City of Jiangsu Province. The Explanatory Statement further disclosed that the Group’s key onshore trading companies comprise a group of companies described as the “Onshore Operating Entities”, with the following entities being described as the “main material” Onshore Operating Entities:

(a)	Jiangxi LDK Solar (a PRC Subsidiary);

(b)	Jiangxi LDK Silicon (a PRC Subsidiary);

(c)	Jiangxi LDK Polysilicon (a PRC Subsidiary);

(d)	LDK Solar Hi-Tech (Nanchang) Co., Ltd ("LDK Solar Nanchang") (a company that is a 74.5% owned subsidiary of Jiangxi LDK Solar);

(e)	LDK Solar Hi-Tech (Suzhou) Co. Ltd (“LDK Solar Suzhou”) (a company that is a 100% owned subsidiary of LDK Solar Nanchang; and

(f)	LDK PV Technology (Xinyu) Project Co. Ltd.

42.	In Appendix 39 of the Explanatory Statement, the Company provided a liquidation analysis prepared by its financial adviser in respect of the Restructuring, Jefferies. The liquidation analysis, dated September 15, 2014, states that, on a liquidation basis, the book value of the equity in Jiangxi LDK Solar was US$77.7m out of total equity value in subsidiaries of $382.8m (that is, 20%), and that it had an asset value of US$766.6m out of a total asset value of the Company’s subsidiaries of US$873.7m (that is, 88%).

43.	The Company filed an annual report for the fiscal year ended 31 December 2014 with the SEC under cover of Form 20-F (“2014 Annual Report”). The 2014 Annual Report of the Company disclosed the following information regarding the PRC Subsidiaries, their relationship with the Company and role within the Group:

(a)	LDK is a holding company with no material operations;

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(b)	the Company conducts its operations mainly through subsidiaries in the PRC, including Jiangxi LDK Solar, Jiangxi LDK Silicon, LDK Solar Nanchang and LDK Xinyu;

(c)	the Company’s principal operating subsidiaries are Jiangxi LDK Solar, Jiangxi LDK Silicon and LDK Nanchang;

(d)	Jiangxi LDK Solar is a wholly owned subsidiary of the Company, and is the main onshore holding company of the Group;

(e)	LDK Xinyu, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon are onshore entities, which are indirect wholly owned subsidiaries of the Company;

(f)	LDK conducts its principal business operations through its operating subsidiaries in the PRC and, therefore, virtually all of its onshore plants, properties, equipment and land use rights have been pledged to onshore PRC creditors as collateral; and

(g)	the Company is a holding company and its cash flow depends on dividends from its principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and its other operating subsidiaries in the PRC.

44.	Item 4 of the 2014 Annual Report is an organizational structure diagram described as a “simplified corporate structure as of the date of this annual report”. It shows Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and LDK Xinyu, among other entities within the Group. The SEC’s instructions for completion of Item 4C of Form 20-F are as follows:

“Organizational structure. If the company is part of a group, include a brief description of the group and the company’s position within the group. Provide a listing of the company’s significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interests and, if different, proportion of voting power held.”

45.	Accordingly, the commencement of the Bankruptcy Cases against, and the appointment of the Restructuring Group as administrator of, the PRC Subsidiaries on 17 November 2015 constituted an Event of Default under section 5.01(j) of the 2018 Indenture, and constituted a further Event of Default under section 5.01(h) of the 2018 Indenture as the Bankruptcy Cases were not withdrawn or dismissed within 45 days of commencement of the Bankruptcy Cases, being 1 January 2016.

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Acceleration of the 2018 Notes

46.	Pursuant to section 5.02 of the 2018 Indenture, if an Event of Default specified in section 5.01(h), (i) (or (j) occurs, then the principal of, and any premium and accrued and unpaid interest on the 2018 Notes shall become and be immediately due and payable without any declaration or other act on the Trustee or any Registered Holder.

47.	Accordingly, each of the Events of Default under sections 5.01(j) and 5.01(h) of the 2018 Indenture had the effect of accelerating the 2018 Notes under section 5.02(b) of the 2018 Indenture, making the principal sum of US$270,403,741 immediately due and payable by the Company on 17 November 2015 or, in the alternative, 1 January 2016, in either case without any declaration or other act on the part of the Trustee or any Holder.

Amount Outstanding

48.	As a result of the automatic acceleration under section 5.02 of the 2018 Notes, the following is due and owing by the Company in relation to the 2018 Notes beneficially held by the Petitioners:

(a)	to Orchard Makira, the outstanding principal amount of US$11,046,337 plus interest on the outstanding principal amount at the rate of 5.535% p.a. (on the basis of a 360 day year) for the period 17 December 2015 to the date of this petition, and default interest on overdue principal and interest at a rate of 2% p.a.;

(b)	to Orchard Centar, the outstanding principal amount of US$64,793,767 plus interest on the outstanding principal amount at the rate of 5.535% p.a. (on the basis of a 360 day year) for the period 17 December 2015 to the date of this petition, and default interest on overdue principal and interest at a rate of 2% p.a.;

(c)	to BFAM, the outstanding principal amount of US$36,037,843 plus interest on the outstanding principal amount at the rate of 5.535% p.a. (on the basis of a 360 day year) for the period 17 December 2015 to the date of this petition, and default interest on overdue principal and interest at a rate of 2% p.a.; and

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(d)	to D. E. Shaw Galvanic, the outstanding principal amount of US$34,644,297.22 plus interest at the rate of 5.535% p.a. (on the basis of a 360 day year) for the period 17 December 2015 to the date of this petition, and default interest on overdue principal and interest at a rate of 2% p.a.).

Notice of Default and Demand for Payment

49.	At 5.00pm on 4 February 2016 (Hong Kong time), the Petitioners sent a letter to the Company confirming the occurrence of Events of Defaults and automatic acceleration of the 2018 Notes, and demanding that the Company pay the aggregate amount of principal, and accrued and unpaid interest outstanding under the 2018 Notes as at that date.

50.	As at the date of this petition, the Petitioners have not received any payment in respect of the Debt and believe that no payment has been made to the Trustee with respect to the total amount outstanding under the 2018 Notes.

Part C: Insolvency of the Company and Winding Up Order

Cash Flow Insolvency of the Company

Principal and Interest Outstanding

51.	To date, and notwithstanding the demand for payment having been made, the Company has neglected to pay or satisfy the outstanding principal due under the Indenture and the 2018 Notes or made any satisfactory offer or presented any satisfactory proposal to secure or compound the same.

52.	As at 29 January 2016, the sum of US$277,850,376 was currently due and payable under the 2018 Notes, with the Petitioners' share of the same as detailed in paragraph 48 above.

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Balance Sheet Insolvency of the Company

53.	The Group’s consolidated financial statements for the year ended 31 December 2014 are contained within the 2014 Annual Report (the "2014 Financial Statements").

54.	The 2014 Financial Statements set out a condensed balance sheet of the Company on an unconsolidated basis as at 31 December 2014. The Company’s condensed balance sheet shows that, as at 31 December 2014:

(a)	the Company’s total assets of US$111.6 million comprised mainly receivables due from subsidiaries (US$23.6 million) and investments in subsidiaries (US$79.8 million), with cash and cash equivalents, and other receivables, of only US$6.8 million and US$1.4 million, respectively; and

(b)	the Company had total liabilities of US$1,587.4 million, including US$705.0 million in respect of convertible senior notes and US$792.5 million payables due to subsidiaries.

55.	The 2014 Financial Statements show that, as at 31 December 2014, the Company was balance sheet insolvent, having had a deficiency of net assets at that time of US$1,475.8 million. This includes US$387.0 million outstanding for the 2016 Notes as of 31 December 2014 and US$264.5 million outstanding for the 2018 Notes as of 31 December 2014.

56.	As of 30 June 2015, there was US$380.4 million outstanding for the 2016 Notes and US$263.7 million outstanding for the 2018 Notes.

57.	The Company gave PIK Notices to the Trustee, Paying Agent and Conversion Agent with respect to the interest instalments due on 17 June 2015 and 17 December 2015. In the PIK Notice dated 25 November 2015, the Company advised that “[s]ince the Articles of Association expressly requires the Company to issue and allot its Ordinary Shares at a price no lower than their par value, unless a Holder has expressly elected to convert an amount of principal equal to such interest intallment payment into Ordinary Shares on the basis of the Conversion Price at the higher of (i) the PIK Conversion Rate or (ii) the par value of US$0.10 per Ordinary Share, the Company will refuse to accept the relevant PIK Conversion Notice and will not process the requested conversion therein”. As the Company is unable to honour its Conversion Obligations in accordance with the terms of the 2018 Indenture and the 2018 Notes (with failure to do so constituting a further Event of Default under section 5.01(c) of the 2018 Indenture), the Company could not satisfy its obligations to the Petitioners under the 2018 Notes by way of converting outstanding principal to ADSs, and therefore must satisfy its obligations with respect to the outstanding principal and interest under the 2018 Notes by way of cash payment.

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58.	The Company has not publicly released more recent unconsolidated financial statements. However, based on the unconsolidated balance sheet of the Company as at 31 December 2014, the Company’s income-generating assets appear limited to its investments in subsidiaries. The financial position and performance of the Group, as disclosed in the 2014 Financial Statements and the 2015 Half Year Financial Statements (as defined in paragraph 62 below), suggest that the Company has no genuine ability to earn income from these investments in the form of dividends, or raise capital in the form of equity, loans or other advances, in order to satisfy its debts as and when they fall due, including the amounts due in respect of the Notes which are presently due and payable.

The Group's Financial Position

59.	The 2014 Financial Statements show that, as at 31 December 2014, the Group's total current assets were approximately US$490.0 million and total assets were approximately US$2,955.0 million. As of that date, the Group's total current liabilities were approximately US$4,389.5 million and total liabilities were approximately US$5,267.3 million.

60.	As at 31 December 2014, the Group's current assets were manifestly insufficient to satisfy the Group's current liabilities (i.e. liabilities expected to fall due within 12 months of 31 December 2014), with a shortfall of approximately US$3,899.5 million. In addition, there was a shortfall of approximately US$2,312.3 million between the Group’s total assets and its total liabilities.

Group Consolidated	US$ in millions as at 31 December 2014
Current Assets	490.0
Current Liabilities	4,389.5
Net Current Assets (Liabilities)	(3,899.5)
Total Assets	2,955.0
Total Liabilities	5,267.3
Net Assets (Liabilities)	(2,312.3)

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61.	During the fiscal year ending on 31 December 2014, the Group suffered a net loss of US$269.7 million and generated negative cash flows from operating and investing activities of (US$125.1 million) and (US$86.7 million), respectively. The only positive cash flows generated by the Group came from financing activities; primarily in the form of proceeds from new loans and borrowings. Over the period from 1 January 2014 to 31 December 2014, cash and cash equivalents of the Group declined by US$12.1 million, from US$30.0 million to US$17.9 million.

62.	The Group’s unaudited condensed consolidated interim financial statements for the half year ended 30 June 2015 were filed by the Company with the SEC under cover of Form 6-K (Report of Private Issuer) on 30 September 2015 (the "2015 Half Year Financial Statements").

63.	In the 2015 Half Year Statements, the Company stated that, inter alia:

(a)	the Group has suffered recurring losses from operations and has incurred a net loss for the six-month period ended June 30, 2015;

(b)	the Group had a working capital deficit as of June 30, 2015;

(c)	outstanding short-term borrowings were overdue and were subject to standstill and forbearance arrangements as verbally agreed with the banks. The Group had not renewed such loans as at September 30, 2015;

(d)	significant financial difficulties the Group is currently experiencing and the deterioration of the Group’s financial condition may result in the exercise of subjective acceleration provisions in some of the Group’s loan agreements that give the lenders the right to accelerate the repayment of the loans; and

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(e)	there is substantial doubt as to the Company’s ability to continue as a going concern.

64.	The 2015 Half Year Financial Statements show that, as at 30 June 2015, the Group's total current assets were approximately US$374.7 million and total assets were approximately US$2,759.6 million. As of that date, the Group's total current liabilities were approximately US$4,739.1 million and total liabilities were approximately US$5,199.5 million.

65.	As at 30 June 2015, the Group's current assets were manifestly insufficient to satisfy the Group's current liabilities, with a shortfall of approximately US$4,364.4 million. In addition, there was a shortfall of approximately US$2,439.9 million between the Group’s total assets and its total liabilities.

Group Consolidated	US$ millions as at 30 June 2015
Current Assets	374.7
Current Liabilities	4,739.1
Net Current Assets (Liabilities)	(4,364.4)
Total Assets	2,759.6
Total Liabilities	5,199.5
Net Assets (Liabilities)	(2,439.9)

66.	As at 30 June 2015, the 2016 Notes were characterised as current liabilities on the Group’s balance sheet and the 2018 Notes were characterised as non-current liabilities. As a consequence of the acceleration of the 2018 Notes, these would also now be characterised as current liabilities of the Group (and of the Company on an unconsolidated basis) increasing the Group’s current liabilities as at 30 June 2015 to US$5,002.8 million and increasing the Group’s shortfall between current assets and current liabilities to US$4,628.1 million as at 30 June 2015 (from US$4,739.1 million and US$4,364.4 million respectively).

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67.	For the half year ending on 30 June 2015, the Group suffered a net loss of US$142.2 million and generated negative cash flows from operating and investing activities of (US$28.8 million) and (US$0.9 million), respectively. The only positive cash flows generated by the Group came from financing activities; primarily in the form of pledged bank accounts being released upon payment of borrowings, and proceeds from new loans and borrowings. Over the period from 1 January 2015 to 30 June 2015, cash and cash equivalents of the Group declined by US$7.5 million, from US$17.9 million to US$10.4 million.

Winding Up

68.	Based on the Company's inability and failure to pay amounts owing under the 2018 Indenture and the 2018 Notes, the Company is unable to pay its debts and is therefore insolvent on a cash flow basis

69.	In the circumstances, the Petitioners believe the Company should be wound up as it is unable to pay its debts and that Mr John Batchelor of FTI Consulting, Level 22, The Center, 99 Queen's Road Central, Central, Hong Kong and David Griffin of FTI Consulting, Suite 3212, 53 Market Street, Camana Bay, PO Box 30613, Grand Cayman, KY1-1203, Cayman Islands, should be appointed as official liquidators of the Company.

YOUR PETITIONERS THEREFORE HUMBLY PRAY THAT:

(1)	The Company be wound up in accordance with section 92(d) of the Companies Law (2013 Revision) (the “Companies Law”).

(2)	John Batchelor of FTI Consulting, Level 22, The Center, 99 Queen's Road Central, Central, Hong Kong and David Griffin of FTI Consulting, Suite 3212, 53 Market Street, Camana Bay, PO Box 30613, Grand Cayman, KY1-1203, Cayman Islands, be appointed as joint official liquidators of the Company (the "JOLs").

(3)	The JOLs shall not be required to give security for their appointment.

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(4)	The JOLs have the power to act jointly and severally in their capacity as liquidators of the Company.

(5)	The JOLs be authorised to take any such action as may be necessary or desirable to obtain recognition of the JOLs and/or their appointment in any other relevant jurisdiction and to make applications to the courts of such jurisdictions for that purpose.

(6)	The JOLs be authorised to exercise all of the powers set out in paragraphs 2, 8, 10 and 11 of Part 1 of the Third Schedule to the Companies Law and section 110(2) thereof, without further sanction or intervention of this Honourable Court.

(7)	The JOLs be authorised to do any act or thing considered by them to be necessary or desirable in connection with the liquidation of the Company and the winding up of its affairs in the Cayman Islands and/or elsewhere

(8)	Without prejudice to the generality of the foregoing, the JOLs be authorised and be granted leave to take all such actions as may be necessary to:

(a)	investigate the affairs of the Company and its direct and indirect subsidiaries, including (without limitation) the subsidiaries of the Company that are Wholly Foreign Owned Enterprises ("WFOE") established in the People's Republic of China ("PRC") (together the "Group");

(b)	to exercise the rights to which a registered holder of any shares or other securities registered in the name of the Company, or to which an owner of any shares or securities held by or on behalf of the Company (whether as principal or as agent), is entitled including, but without prejudice to the generality of the foregoing power, the right to receive dividends and the benefits of other corporate actions in relation to such shares or other securities; the right to attend meetings and to exercise any voting power pertaining to such shares or other securities and to direct nominees of the Company in whose names shares or other securities beneficially owned by the Company are registered to exercise all or any such rights as the JOLs shall direct;

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(c)	take control of such of the direct and/or indirect subsidiaries ("Subsidiaries") of the Company, and/or joint ventures, investment, associated companies, business or other entities (together the "Associated Companies") in which the Company holds an interest (or such shares of such subsidiaries and/or associated companies as are owned directly or indirectly by the Company),in each case wherever located, as the JPLs shall think fit; and/or to call or cause to be called such meetings of such Subsidiaries and/or Associated Companies and/or to sign such resolutions (in accordance with the provisions of any relevant constitutional or related documentation of such companies) and take such other steps, including applications to appropriate courts and/or regulators, as the JPLs shall consider necessary to appoint or remove directors, legal representatives, officers, and/or managers to or from such Subsidiaries and/or Associated Companies, and in each case take such steps as are necessary to cause the registered agents (or other equivalent corporate administrators) of such Subsidiaries or Associated Companies to give effect to the changes to the boards of directors, legal representatives, officers, and/or managers of such companies or entities, including (without limitation) effecting changes to the company registers of such Subsidiaries or Associated Companies as may be deemed appropriate by the JPLs; and/or to take such other action in relation to all such Subsidiaries or Associated Companies as the JPLs shall think fit for the purpose of protecting the assets of the Company and managing the affairs of the Company (which, for the avoidance of doubt, shall include the assets and affairs of the Subsidiaries and Associated Companies);

(d)	without prejudice to the generality of the foregoing, take steps to replace the directors, legal representatives, and any officers (including, but not limited to, the general manager) of each of the WFOEs in the Group in accordance with the laws of the PRC including, without limitation, the making of an application to the relevant authorities in the PRC for the amendment to the articles of association of any WFOE in order to reflect a change in legal representative, registering the change in legal representative with the relevant PRC authorities, and making post-registration amendments to ancillary administrative documents;

(e)	liaise with management of the Group to stabilise and preserve value in the onshore business of the Company and the Group,

(f)	take steps to locate, demand and secure cash held by all Group companies in bank accounts in the Cayman Islands, Hong Kong, the PRC, or elsewhere;

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(g)	negotiate with key non-PRC based and PRC based creditors;

(h)	communicate on the Company's behalf with the regulators as appropriate; and

(i)	make applications to, and seek the assistance and recognition from, the courts of any foreign jurisdictions as may be necessary in the course of their conduct as JOLs of the Company or for the purposes of carrying out any of the functions provided for herein.

(9)	The JOLs be at liberty to appoint such counsel, attorneys, professional advisors, whether in the Cayman Islands or elsewhere, as they may consider necessary to advise and assist them in the performance of their duties in accordance with Order 25 of the Companies Winding Up Rules 2008 (as amended).

(10)	No disposition of the property of the Company by or with the authority of the JOLs in carrying out their duties and functions and the exercise of their power under any Order granted pursuant to this Petition shall be voided by virtue of section 99 of the Companies Law.

(11)	Subject to section 109(2) of the Companies Law and the Insolvency Practitioner’s Regulations 2008 (as amended), the JOLs be authorised to render and pay invoices out of the assets of the Company for their own remuneration.

(12)	The JOLs be at liberty to meet all disbursements reasonably incurred in connection with the performance of their duties and, for the avoidance of doubt, all such payments shall be made as and when they fall due out of the assets of the Company as an expense of the liquidation.

(13)	The JOLs be at liberty to apply generally.

(14)	The costs of the Petition and the Petitioners be paid forthwith out of the assets of the Company on the indemnity basis.

(15)	Such further or other relief be granted as the Court deems appropriate.

AND your Petitioners will ever pray etc.

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DATED this 5th day of February 2016

FILED this	day of February 2016

__________________________________________

WALKERS

Attorneys at Law for the Petitioners

NOTE:	This petition is intended to be served on the Company at its registered office.

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NOTICE OF HEARING

TAKE NOTICE THAT the hearing of this Petition will take place at the Law Courts, George Town, Grand Cayman on                               at               am/pm.

Any correspondence or communication with the Court relating to the hearing of this Petition should be addressed to the Registrar of the Financial Services Division of the Grand Court at PO Box 495, Grand Cayman, KY1-1106, telephone no. 349 949 4296.

THIS PETITION was presented by Walkers of 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands, Attorneys at Law for and on behalf of the Petitioners whose address for service is that of its said Attorneys.

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